Exhibit 99.1

Lifeway Foods, Inc. Announces Results for First Quarter Ended March 31, 2021

Delivers sixth consecutive quarter of year-over-year net sales increases and net income increase of nearly 800%

Morton Grove, IL — May 17, 2021— Lifeway Foods, Inc. (Nasdaq: LWAY) (“Lifeway” or “the Company”), the leading U.S. supplier of kefir and fermented probiotic products to support the microbiome, today reported financial results for the first quarter ended March 31, 2021.

“I am pleased to report that our strong business momentum continued in the first quarter of 2021 with our sixth consecutive year-over-year quarterly net sales increase, and a tremendous 15.7% increase in net sales compared to the first quarter of 2020,” commented Julie Smolyansky, Lifeway’s President and Chief Executive Officer. “Of note, our net income increased nearly 800% from approximately $150,000 in the first quarter of 2020 to $1.3 million in the first quarter of 2021. Our decision to increase advertising and drive new customer acquisition through television campaigns and digital engagement has invigorated and accelerated our growth. We continue to make progress in profitability as a result of our previously outlined Lifeway 2.0 strategy. Current consumer trends around gut health, self-care and wellness bode well for mental health and immune supporting probiotic products, which reflects our strong performance year-to-date, and provides the foundation for a strong 2021.”

First Quarter 2021 Results

Net sales were $29.4 million for the first quarter, an increase of $4.0 million or 15.7% from the same period in 2020. The net sales increase was primarily driven by higher volumes of our branded drinkable kefir. Approximately 30% of the increase results from the Farmers to Families Food Box program with the United States Department of Agriculture (“USDA”) which began during the middle of the first quarter of 2021.

Gross profit as a percentage of net sales increased to 27.4% for the first quarter from 23.6% during the same period in 2020. The increase versus the prior year was primarily due to the favorable impact of operating leverage that arises from higher net sales relative to fixed costs, and to a lesser extent favorable milk pricing. Additionally, depreciation expense increased reflecting our continued investment in manufacturing improvements.

Selling expenses increased $0.6 million, or 25.1%, to $3.2 million for the first quarter from $2.6 million in the first quarter of 2020. The increase versus prior year primarily reflects an increase in advertising expense related to a television and digital advertising campaigns in the first quarter of 2021, partially offset by lower compensation expense. Selling expenses as a percentage of net sales were 11.0% in the first quarter of 2021 compared to 10.1% in the prior year period.

General and administrative expenses decreased $0.2 million, or 8.1% to $2.9 million for the first quarter of 2021 from $3.1 million during the same period in 2020. The decrease is primarily a result of lower compensation expense due to organizational changes made in 2020 and lower professional fees.

Income tax expense was $0.6 million for the first quarter of 2021, compared to $0.1 million during the same period in 2020.

The Company reported net income of $1.3 million or $0.08 per basic and diluted common share for the quarter ended March 31, 2021 compared to a net income of $0.1 million or $0.01 per basic and diluted common share in the prior year period.

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About Lifeway Foods, Inc.

Lifeway Foods, Inc., which has been recognized as one of Forbes’ Best Small Companies, is America’s leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces cupped kefir and cheese, frozen kefir, specialty cheeses, probiotic supplements and a ProBugs line for kids. Lifeway’s tart and tangy fermented dairy and non-dairy products are now sold across the United States, Mexico, Ireland and the United Kingdom. Learn how Lifeway is good for more than just you at www.lifewaykefir.com.

Forward-Looking Statements

This release (and oral statements made regarding the subjects of this release) contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, future operating and financial performance, product development, market position, business strategy and objectives. These statements use words, and variations of words, such as “continue,” “build,” “future,” “increase,” “drive,” “believe,” “look,” “ahead,” “confident,” “deliver,” “outlook,” “expect,” and “predict.” Other examples of forward looking statements may include, but are not limited to, (i) statements of Company plans and objectives, including the introduction of new products, or estimates or predictions of actions by customers or suppliers, (ii) statements of future economic performance, and (III) statements of assumptions underlying other statements and statements about Lifeway or its business. You are cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and thus are inherently subject to uncertainty. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from Lifeway’s expectations and projections. These risks, uncertainties, and other factors include: price competition; the decisions of customers or consumers; the actions of competitors; changes in the pricing of commodities; the effects of government regulation; possible delays in the introduction of new products; and customer acceptance of products and services. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the Company’s subsequent filings with the SEC. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Information in this release is as of the dates and time periods indicated herein, and Lifeway does not undertake to update any of the information contained in these materials, except as required by law. Accordingly, YOU SHOULD NOT RELY ON THE ACCURACY OF ANY OF THE STATEMENTS OR OTHER INFORMATION CONTAINED IN ANY ARCHIVED PRESS RELEASE.

Contact:

Lifeway Foods, Inc.

Phone: 847-967-1010

Email: info@lifeway.net

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2021 and December 31, 2020

(In thousands)

	March 31, 2021 (Unaudited)	December 31, 2020
Current assets
Cash and cash equivalents	$8,618	$7,926
Accounts receivable, net of allowance for doubtful accounts and discounts & allowances of $1,100 and $1,350 at March 31, 2021 and December 31, 2020 respectively	9,961	8,002
Inventories, net	6,736	6,930
Prepaid expenses and other current assets	1,110	1,163
Refundable income taxes	46	31
Total current assets	26,471	24,052

Property, plant and equipment, net	20,744	21,048
Operating lease right-of-use asset	317	345

Intangible assets
Goodwill and indefinite-lived intangibles	12,824	12,824
Other intangible assets, net	–	–
Total intangible assets	12,824	12,824

Other assets	1,800	1,800
Total assets	$62,156	$60,069

Current liabilities
Accounts payable	$5,289	$5,592
Accrued expenses	2,587	2,196
Accrued income taxes	1,215	653
Total current liabilities	9,091	8,441
Line of credit	2,774	2,768
Operating lease liabilities	143	165
Deferred income taxes, net	1,764	1,764
Other long-term liabilities	160	77
Total liabilities	13,932	13,215

Commitments and contingencies

Stockholders' equity
Preferred stock, no par value; 2,500 shares authorized; no shares issued or outstanding at March 31, 2021 and December 31, 2020	–	–
Common stock, no par value; 40,000 shares authorized; 17,274 shares issued; 15,604 outstanding at March 31, 2021 and December 31, 2020	6,509	6,509
Paid-in capital	2,664	2,600
Treasury stock, at cost	(12,450)	(12,450)
Retained earnings	51,501	50,195
Total stockholders' equity	48,224	46,854

Total liabilities and stockholders' equity	$62,156	$60,069

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the three months ended March 31, 2021 and 2020

(Unaudited)

(In thousands, except per share data)

	2021	2020

Net Sales	$29,376	$25,388

Cost of goods sold	20,512	18,624
Depreciation expense	815	767
Total cost of goods sold	21,327	19,391

Gross profit	8,049	5,997

Selling expense	3,222	2,575
General and administrative expense	2,891	3,145
Amortization expense	–	39
Total operating expenses	6,113	5,759

Income from operations	1,936	238

Other income (expense):
Interest expense	(22)	(39)
(Loss) gain on sale of property and equipment	(7)	5
Other income, net	(8)	(3)
Total other income (expense)	(37)	(37)

Income before provision for income taxes	1,899	201

Provision for income taxes	593	55

Net income	$1,306	$146

Earnings per common share:
Basic	$0.08	$0.01
Diluted	$0.08	$0.01

Weighted average common shares:
Basic	15,604	15,623
Diluted	15,814	15,737

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

	Three Months Ended March 31,
	2021	2020
Cash flows from operating activities:
Net income	$1,306	$146
Adjustments to reconcile net income (loss) to operating cash flow:
Depreciation and amortization	815	806
Non-cash interest expense	6	6
Non-cash rent expense	–	(11)
Bad debt expense	–	1
Deferred revenue	(8)	(24)
Stock-based compensation	153	117
Deferred income taxes	–	370
Loss (gain) on sale of property and equipment	7	(5)
(Increase) decrease in operating assets:
Accounts receivable	(1,959)	(1,739)
Inventories	193	(491)
Refundable income taxes	(15)	(346)
Prepaid expenses and other current assets	54	312
Increase (decrease) in operating liabilities:
Accounts payable	(301)	833
Accrued expenses	398	(981)
Operating lease asset amortization/liability	–	(11)
Accrued income taxes	561	(38)
Net cash provided by (used in) operating activities	1,210	(1,055)

Cash flows from investing activities:
Purchases of property and equipment	(518)	(403)
Proceeds from sale of property and equipment	–	5
Net cash used in investing activities	(518)	(398)

Cash flows from financing activities:
Purchase of treasury stock	–	(405)
Net cash used in financing activities	–	(405)

Net increase (decrease) in cash and cash equivalents	692	(1,858)

Cash and cash equivalents at the beginning of the period	7,926	3,836

Cash and cash equivalents at the end of the period	$8,618	$1,978

Supplemental cash flow information:
Cash paid for income taxes, net of (refunds)	$47	$65
Cash paid for interest	$16	$35

Non-cash investing activities
Increase (decrease) in right-of-use assets and operating lease obligations	$21	$113

Non-cash financing activities
Issuance of common stock under equity incentive plans	$–	$516

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